Ofrenda Agave Spirits Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2024



Accountant's Compilation Report

To: **Ofrenda Agave Spirits. Inc.**

        529 East Philadelphia Street,

        Detroit Michigan United States

        Management is responsible for the accompanying financial statements of Ofrenda Agave Spirits. Inc., which comprise the balance sheet as of December 31, 2024, and the related income statement for the year then ended, in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA.

        We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Brian Miller, CPA

440 N Barranca Ave. #4637

Covina, CA 91723

April 14, 2025

Ofrenda Agave Spirits, Inc.
Income Statement
For the Year Ended 12/31/2024

Cost of Goods Sold		
	Purchases	77,560.03
	Labor	31,186.86
Total COGS		108,746.89
Operating Expenses		
	Advertising	9,273.53
	Amazon	814.64
	Bank Service Charge	510.92
	Cost of Service	11,489.81
	Insurance	629.13
	Legal Fees	21,286.84
	Meals	453.12
	Miscellaneous Expense	15,022.80
	Office Expense	1,091.96
	Office Supplies	2,000.00
	Payroll Fees	1,182.00
	Payroll Taxes	6,594.80
	Permits and Licenses	125.66
	Salaries	17,355.13
	Shipping & Delivery	209.36
	Software	408.59
	Storage Fees	1,285.64
	Subscriptions	5,516.55
	Travel	10,028.13
	Walmart	42.39
Total Operating Expenses		105,321.00
Net Income (Loss)		**214,067.89**

Ofrenda Agave Spirits, Inc.
Balance Sheet
As of 12/31/2024

Current Asset

	Cash	(149.54)
Total Assets		(149.54)

Liabilities and Equity

	Contributed Capital	213,918.35
	Net Income (Loss)	(214,067.89)
Total Liabilities and Equity		(149.54)

Cash Flow Statement - Ofrenda Agave Spirits Inc FY Ended 31 Dec 2024	
Cash Flow from Operations	**Amount ($)**
Cash Flows from Operating Activities	
Net Loss	$ (214,067.89)
Cash Flow from Financing Activities	
Founder Contributions	$ 53,918.35
Proceeds from Equity Investments	$ 125,000.00
Proceeds from SAFE Investments	$ 35,000.00
Additions to Cash	
Depreciations	$ -
Decrease in Accounts Receivable	$ -
Increase in Accounts Payable	$ -
Increase in Taxes Payable	$ -
Cash Flows from Operations	
Increase in Inventory	$ (77,560.03)
Labor	$ (31,180.00)
Operating Expenses	$ (105,321.00)
Cash Flows from Investing Activities	
Purchase of Property & Equipment	$ -
Proceeds from Sale of Assets	$ -
Net Cash Used by Investing Activities	$ -
Cash Flow FY Ended 31 Dec 2024	$ (149.54)

Ofrenda Agave Spirits, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2024

Description	Common Stock ($)	APIC ($)	Retained Earnings (Deficit) ($)	Total Equity ($)
Beginning Balance (Jan 1, 2024)	0	0.0	0.0	0.0
Issuance of Common Stock (Par Value)	1310	0.0	0.0	1310.0
Additional Paid-In Capital (APIC)	0	212608.35	0.0	212608.35
Net Loss	0	0.0	-214067.89	-214067.89
Ending Balance (Dec 31, 2024)	1310	212608.35	-214067.89	-149.54

Ofrenda Agave Spirits Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. Organization and Nature of Operations

Ofrenda Agave Spirits, Inc. ("the Company") was incorporated in January 2024 to develop, market, and distribute premium agave-based spirits. The Company is currently in the development stage, has not yet generated revenue, and has funded operations through capital contributions from founders and investors.

2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business.

3. Capitalization

As of December 31, 2024, the Company had issued 1,310,000 shares of common stock with a par value of $0.001 per share. Total capital contributions during 2024 amounted to $213,918.35, with $1,310 recorded as Common Stock (par value) and $212,608.35 recorded as Additional Paid-In Capital ("APIC").

4. Net Loss and Deficit

For the year ended December 31, 2024, the Company incurred a net loss of $214,067.89, primarily consisting of product development, marketing, and administrative expenses. As a result, the Company reported an accumulated deficit of $214,067.89 as of year-end.

5. Liquidity and Going Concern

The Company's ability to continue as a going concern is dependent on raising additional capital and generating revenue from commercial sales. Management is pursuing financing through equity offerings, including a Regulation Crowdfunding campaign, to support operations and growth initiatives.

6. Subsequent Events
Management evaluated subsequent events through the date the financial statements were available to be issued. No material subsequent events were identified, other than ongoing fundraising activities under Regulation Crowdfunding.